UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 333-137143
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Retirement Savings Plan
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	12
EX-23.1
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Hanesbrands Inc. Employee Benefits Administrative Committee of the
Hanesbrands Inc. Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Greensboro, North Carolina
July 7, 2009

Hanesbrands Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2008	2007

Assets
Investments
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans at fair value	$—	$563,061,103
Common stocks	12,305,471	—
Collective trusts	8,422,450	—
Registered investment companies	202,321,381	—
Participant loans	11,853,271	—
Investment contracts	207,168,948	—

	442,071,521	563,061,103

Receivables
Interest and dividend receivable	807,541	—
Company-match contribution receivable	230,678	102,757
Annual Company contribution receivable	12,148,283	13,227,973

	13,186,502	13,330,730

Total assets	455,258,023	576,391,833

Liabilities
Accrued expenses	(261,497)	(196,636)

Net Assets Available for Benefits at Fair Value	454,996,526	576,195,197

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	7,576,780	(1,704,001)

Net Assets Available for Benefits	$462,573,306	$574,491,196

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007
Investment income (loss)
Net depreciation in fair value of investments	$(114,613,630)	$—
Dividends and interest	17,549,825	—
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income	—	27,784,222

Total investment income (loss)	(97,063,805)	27,784,222

Contributions
Company	25,851,093	28,996,350
Participants	23,489,558	23,925,320

Total contributions	49,340,651	52,921,670

Benefits paid to participants	(62,442,597)	(99,202,848)
Administrative expenses	(1,698,689)	(1,472,423)
Transfer in	—	67,438,312
Other	(53,450)	210,474

Net increase (decrease)	(111,917,890)	47,679,407

Net assets available for benefits
Beginning of year	574,491,196	526,811,789

End of year	$462,573,306	$574,491,196

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
NOTE A — DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible salaried and hourly employees of Hanesbrands Inc. (“Hanesbrands”) and its participating divisions and subsidiaries (the “Company”) who are not employed in Puerto Rico and are not covered by a collective bargaining agreement which does not provide for their participation in the Plan. Prior to January 1, 2008, participants were required to have attained 21 years of age to be eligible for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
On January 1, 2007, the National Textiles, L.L.C. 401(k) Plan (the “National Textiles Plan”) was merged into the Plan. All participants of the National Textiles Plan became 100% vested in their individual plan accounts. As of January 1, 2007, participant account balances and outstanding participant loan balances were transferred into the Plan. Total net assets transferred to the Plan were $67,438,312.
As part of an effort to provide employees with valuable retirement tools and service and achieve cost savings by consolidating administrative services with a single vendor, the Company replaced the record keeper of the Plan with ING effective January 1, 2008. In connection with that change, the Plan’s assets were transferred from the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the “HBI Investment Trust”) to a newly established single-plan trust with State Street Bank and Trust Company (“State Street”) as the trustee. The assets of the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico and the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico remained in the HBI Investment Trust at that time.
Effective February 2, 2009, the Company continued this consolidation process by replacing the record keeper of each of the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico and the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico with ING. In connection with that change, the single-plan trust holding the assets of the Plan and the HBI Investment Trust were consolidated into a master trust of which State Street is the trustee and which holds the assets of the Plan, the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico and the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico.
Contributions
Eligible employees can contribute between 1% and 50% of their pre-tax eligible compensation, as defined in the Plan document; however, prior to 2008, highly compensated employees (as defined in the Internal Revenue Code (“IRC”)) had limits on the amount they could contribute (6% of their pre-tax compensation in 2007). During 2007, except for part-time hourly employees, seasonal and temporary employees, and certain union employees, employees who became eligible and did not make an alternate election within 90 days of eligibility were deemed to have automatically elected to have 4% of their pre-tax compensation deferred into the Plan. Beginning in 2008, all eligible employees who had not previously made affirmative elections to contribute as well as all newly eligible employees who have completed at least 30 days of service are deemed to have elected to have 4% of their pre-tax compensation deferred into the Plan, unless they make an affirmative election to change or cease deferrals. The deferral contribution percentage of participants who are automatically enrolled during or after 2008 will be increased by 1% each year thereafter, up to a maximum of 6% of eligible pre-tax compensation; except that the deferral percentage of such an employee who becomes a participant during the last three months of the year will not increase until the second plan year following the employee’s participation date. Catch-up contributions are also permitted. Contributions and catch-up contributions are subject to certain limitations under the IRC. Although employees were previously permitted to make after-tax contributions to certain predecessors to the Plan, this is no longer permitted and was not permitted during the periods presented.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007 — Continued
For participants who are contributing to the Plan, the Company will make matching contributions equal to 100% of the portion of a participant’s pre-tax contribution that does not exceed 4% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. For the years ended December 31, 2008 and 2007, the total matching contribution by the Company was $13,702,810 and $15,768,377, respectively.
For eligible contributing and non-contributing salaried employees, the Company may make, and for the periods presented was required to make, an annual Company contribution equal to 4% of eligible compensation. For eligible contributing and non-contributing hourly, non-union employees or New York based sample department union employees, the Company may make a discretionary annual Company contribution not to exceed 2% of eligible compensation. To be eligible for an annual Company contribution, a participant must have attained age 21. For the years ended December 31, 2008 and 2007, the total annual contribution by the Company (including both discretionary and nondiscretionary contributions) was $12,148,283 and $13,227,973, respectively.
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income, losses and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.
Vesting
Participants’ contributions are 100% vested at all times. Prior to December 31, 2007, vesting in amounts received as annual Company contributions and matching contributions was 20% after each year of service with 100% vesting after five years of service. However, active employees with amounts received as matching contributions on December 31, 2007 became 100% vested in those amounts (including future matching contributions). Also, amounts received as matching contributions for employees who first become eligible for matching contributions on or after January 1, 2008 will be subject to a two-year cliff vesting schedule. Annual Company contributions and matching contributions will be 100% vested in the case of termination due to death, disability or normal retirement without regard to years of service.
Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments. Participants may change their investment elections at any time.
Forfeitures
If a participant leaves the Company for reasons other than death, disability or normal retirement before amounts received as Company contributions are fully vested, any amounts received as Company contributions which are not fully vested shall be forfeited. The forfeited amounts shall be credited to reemployed participants, used to reduce Company contributions, or used to reduce administrative expenses of the Plan. As of December 31, 2008 and 2007, forfeited balances were $10,703 and $906,772, respectively. For the years ended December 31, 2008 and 2007, $1,201,606 and $845,777, respectively, was used to reduce Company contributions or pay administrative expenses.
Benefit Payments
Upon termination of service due to death, disability, retirement, resignation, or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund). If the participant’s account balance exceeds $5,000, the participant (or surviving spouse) may also elect installments to be paid over a period not to exceed five years.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007 — Continued
Participant Loans
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant must secure the loan by a pledge against his or her Plan accounts (other than amounts received as Company contributions). The participant must sign a promissory note for the loan. The loan period cannot exceed five years, unless the proceeds of the loan are used to purchase a primary residence, in which case the loan period shall not exceed ten years. The loan will bear interest at the prevailing prime rate when the loan is issued. The interest rates for the outstanding loans ranged from 4.0% to 9.5% at December 31, 2008 and 2007.
Withdrawals
Participants may withdraw all or a portion of their vested account balances (other than amounts received as Company contributions), provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their account, subject to limitations defined in the Plan document.
New Accounting Pronouncements
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. The adoption of SFAS 157 in 2008 had no material impact on the financial statements of the Plan, but resulted in certain additional disclosures reflected in Note F.
NOTE B — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.
Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Valuation of Investments
During 2008, the Plan’s investments consist of investments in registered investment companies, common stocks, participant loans, collective trusts and investment contracts. Investments in registered investment companies and common stocks are valued using quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value. Collective trusts are valued at fair value of participant units owned by the Plan based on quoted redemption values. Investment contracts are valued at contract value, as they are fully benefit-responsive. Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are fixed rates negotiated by the Company with the insurance companies. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date.
During 2007, the Plan’s sole investment was an interest in the HBI Investment Trust. The Plan’s interest in the HBI Investment Trust was based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors. During 2007, the HBI Investment Trust’s investments consisted of investments in registered investment

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007 — Continued
companies, common stocks, participant loans, collective trusts and investment contracts. The investments in the HBI Investment Trust were valued on bases similar to the bases discussed above for valuing individual investments.
The average crediting interest rate of the investment contracts as of December 31, 2008 and 2007 was approximately 4.29% and 5.02%, respectively. The average yield for the investment contracts for the years ended December 31, 2008 and 2007 was approximately 6.62% and 5.35%, respectively. Certain events, which we refer to as “market value events,” may limit the ability of the Stable Value Fund (the “Fund”), one of the investments offered by the Plan, to realize the contract value of investment contracts and may therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but are not limited to, certain amendments to the Plan documents or the Fund’s investment guidelines not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial plan termination or merger with another plan, suspension or substantial reduction of Plan sponsor contributions to the Plan, debt default by the Plan sponsor, bankruptcy of the Plan sponsor or other Plan sponsor events that could cause substantial withdrawals from the Plan or Fund, failure of the trust which holds the assets of the Plan to qualify for exemption from federal income taxes, and the occurrence of certain prohibited transactions under ERISA. The Plan administrator does not believe that any events that have occurred to date constitute market value events.
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.
Administrative Expenses
Administrative expenses associated with the Plan are paid by the Plan, except for certain recordkeeping fees of which, at the discretion of the Company, the Company pays a percentage.
NOTE C — INVESTMENTS
The fair market values of individual assets that represented 5% or more of the Plan’s net assets at fair value as of December 31, 2008 are as follows:

Vanguard Balanced Index Fund	$26,185,566
Vanguard Institutional Index Fund	36,887,846
Vanguard Small-Cap Index Fund	26,364,102
JP Morgan Chase Guaranteed Investment Contract	34,129,356
Bank of America Guaranteed Investment Contract	38,181,943
State Street Bank and Trust Company Guaranteed Investment Contract	33,875,466
Monumental Guaranteed Investment Contract	32,074,233
ING Guaranteed Investment Contract	32,150,153
Pacific Life Insurance Guaranteed Investment Contract	36,757,797
During the year ended December 31, 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

Common stocks	$(13,211,273)
Investment in registered investment companies	(108,979,137)
Investment contracts	7,576,780

$(114,613,630)

At December 31, 2008, the cost of investments exceeded their market value by $107,251,555.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007 — Continued
NOTE D — PLAN INTEREST IN HBI INVESTMENT TRUST
For the year ended December 31, 2007, the Plan’s investments were in the HBI Investment Trust, which was established for the investment of assets of the Plan and two other defined contribution plans sponsored by the Company (the “Participating Plans”). The interest of a Participating Plan in the HBI Investment Trust is based on that Participating Plan’s participants’ account balances within each investment fund. The assets of the HBI Investment Trust were held by Northern Trust Company (“Northern Trust”).
The Plan’s interest in the net assets of the HBI Investment Trust was approximately 99% at December 31, 2007. Investment income relating to the HBI Investment Trust is allocated to the individual plans based on the balances invested by each plan. The Plan’s interest in the net assets of the HBI Investment Trust is included in the accompanying Statement of Net Assets Available for Benefits.
A summary of the net assets of the HBI Investment Trust as of December 31, 2007, the last date as of which the Plan participated in the HBI Investment Trust, is as follows:

Investments, at fair value
Common stocks	$22,742,730
Investment in collective trusts	2,580,912
Investment in registered investment companies	327,147,627
Participant loans	12,376,301
Investment contracts	203,994,813

Total investments	568,842,383

Receivables	13,590,561
Liabilities	(196,636)

Net assets of HBI Investment Trust at fair value	582,236,308

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(1,736,018)

Net assets of HBI Investment Trust	$580,500,290

For the year ended December 31, 2007, net investment income was allocated to all three of the Participating Plans from the HBI Investment Trust. The aggregate net investment income allocated to the Participating Plans from the HBI Investment Trust for the year ended December 31, 2007 is as follows:

Interest and dividend income	$4,737,985
Net appreciation in fair value of investments
Common stocks	2,304,458
Investment in collective trusts	10,316,702
Investment in registered investment companies	10,739,593

Net investment income	$28,098,738

NOTE E — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become entitled to be fully vested in their accounts.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007 — Continued
NOTE F — FAIR VALUE MEASUREMENTS
The Plan adopted the provisions of SFAS 157 as of January 1, 2008. The adoption of SFAS 157 has had no material impact on the financial statements of the Plan. The Plan is, however, required to provide additional disclosures as part of the financial statements. SFAS 157 clarifies that fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes market data or assumptions that market participants would use in pricing the asset or liability. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of three valuation techniques noted in SFAS 157. The three valuation techniques are as follows:
•	Market approach — prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Cost approach — amount that would be required to replace the service capacity of an asset or replacement cost.

•	Income approach — techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.
The Plan primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.
As of December 31, 2008, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of common stocks, collective trusts, registered investment companies, participant loans and investment contracts. The fair values of common stocks and registered investment companies are determined based on quoted prices in public markets and are categorized as Level 1. The fair values of investment contracts and collective trusts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets and are categorized as Level 2. The fair value of participant loans is determined based on unobservable inputs that reflect the Plan’s assumptions about the market value and are categorized as Level 3. There were no transfers in or out of Level 3 during the year ended December 31, 2008. There were no changes during the year ended December 31, 2008 to the valuation techniques used to measure asset fair values on a recurring basis.
The following table sets forth by level within SFAS 157’s fair value hierarchy the Plan’s investment assets accounted for at fair value on a recurring basis at December 31, 2008. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stocks	$12,305,471	$—	$—	$12,305,471
Collective trusts	—	8,422,450	—	8,422,450
Registered investment companies	202,321,381	—	—	202,321,381
Participant loans	—	—	11,853,271	11,853,271
Investment contracts	—	207,168,948	—	207,168,948

Total investment assets at fair value	$214,626,852	$215,591,398	$11,853,271	$442,071,521

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007 — Continued
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008. As reflected in the table below, there were no unrealized or realized gains or losses on Level 3 investment assets for the year ended December 31, 2008.

Year Ended
December 31, 2008
Balance, beginning of year	$12,376,301
Realized gains / (losses)	—
Unrealized gains / (losses) relating to instruments still held at the reporting date	—
Purchases, issuances, and settlements	(523,030)
Transfers in and / out of Level 3	—

Balance, end of year	$11,853,271

NOTE G — TAX STATUS
By letter dated February 20, 2007, the Company requested a determination letter from the Internal Revenue Service. Although a response has not been received, the Plan administrator believes that the Plan has been operated in compliance with the IRC.
NOTE H — PARTY-IN-INTEREST TRANSACTIONS
As of December 31, 2008, certain assets of the Plan were invested in investments managed by State Street and as of December 31, 2007, certain assets of the HBI Investment Trust were invested in investments managed by Northern Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan during 2008 and 2007 for legal, accounting, and other professional services rendered by parties in interest were based on customary and reasonable rates for such services.
Approximately 2.7% of the Plan’s assets as of December 31, 2008 and 3.9% of the HBI Investment Trust’s assets as of December 31, 2007 were invested in Hanesbrands common stock, in each case through participant-directed account balances. At December 31, 2008 and 2007, the Plan and the HBI Investment Trust held 965,135 and 837,053 shares of Hanesbrands common stock, respectively. These shares had a fair value of $12,305,471 and $22,742,730 as of December 31, 2008 and 2007, respectively.
NOTE I — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$462,573,306	$574,491,196
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(7,576,780)	1,704,001

Net assets available for benefits per the Form 5500	$454,996,526	$576,195,197

The following is a reconciliation of investment loss according to the financial statements for the year ended December 31, 2008 to the Form 5500:

Investment loss per the financial statements	$(97,063,805)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(9,280,781)

Investment loss per the Form 5500	$(106,344,586)

Hanesbrands Inc. Retirement Savings Plan
(EIN: 20-3552316) (Plan # 001)
Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)
	(b)	Description of Investment
	Identity of Issuer,	Including Maturity Date, Rate of
	Borrower, Lessor or	Interest, Collateral, Par or	(d)	(e)
(a)	Similar Party	Maturity Value	Cost **	Current Value
*	State Street Bank and Trust Company	Short Term Investments Fund (8,422,450 shares)	N/A	$8,422,450
	The Vanguard Group Inc.	Total Bond Market Index Fund (1,770,198 shares)	N/A	18,020,612
	The Vanguard Group Inc.	Balanced Index Fund (1,577,444 shares)	N/A	26,185,566
	The Vanguard Group Inc.	Value Index Fund (644,251 shares)	N/A	10,359,562
	The Vanguard Group Inc.	Institutional Index Fund (446,909 shares)	N/A	36,887,846
	The Vanguard Group Inc.	Growth Index Fund (483,309 shares)	N/A	9,811,180
	The Vanguard Group Inc.	Extended Market Index Fund (375,971 shares)	N/A	9,030,828
	The Vanguard Group Inc.	Small-Cap Index Fund (1,292,358 shares)	N/A	26,364,102
	The Vanguard Group Inc.	Institutional Developed Market Index Fund (2,948,414 shares)	N/A	21,995,166
	The Vanguard Group Inc.	Target Retirement Income Fund (156,858 shares)	N/A	1,493,290
	The Vanguard Group Inc.	Target Retirement 2005 Fund (250,615 shares)	N/A	2,428,456
	The Vanguard Group Inc.	Target Retirement 2015 Fund (1,290,040 shares)	N/A	12,319,879
	The Vanguard Group Inc.	Target Retirement 2025 Fund (1,526,440 shares)	N/A	14,150,099
	The Vanguard Group Inc.	Target Retirement 2035 Fund (912,740 shares)	N/A	8,442,846
	The Vanguard Group Inc.	Target Retirement 2045 Fund (504,906 shares)	N/A	4,831,949
	JP Morgan Chase	Guaranteed Investment Contract #AHANES01	N/A	34,129,356
	Bank of America	Guaranteed Investment Contract #06 016	N/A	38,181,943
*	State Street Bank and Trust Company	Guaranteed Investment Contract #106008	N/A	33,875,466
	Monumental	Guaranteed Investment Contract #MDA00741TR	N/A	32,074,233
*	ING	Guaranteed Investment Contract #60135	N/A	32,150,153
	Pacific Life Insurance	Guaranteed Investment Contract #G27264010001	N/A	36,757,797
*	Hanesbrands Inc.	Common Stock (965,135 shares)	N/A	12,305,471
*	Hanesbrands Inc.	Participant Loans (Interest rates 4.0% - 9.5%)	N/A	11,853,271

				$442,071,521

*	Indicates a party-in-interest

**	Omitted because all investments are fully participant directed

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 8, 2009	HANESBRANDS INC. RETIREMENT SAVINGS PLAN
	By:	/s/ Dale W. Boyles
Dale W. Boyles
Authorized Member of the Hanesbrands Inc. Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Grant Thornton LLP